United States securities and exchange commission logo





                          January 18, 2023

       Jaisim Shah
       Chief Executive Officer
       Scilex Holding Co
       960 San Antonio Road
       Palo Alto, CA 94303

                                                        Re: Scilex Holding Co
                                                            Registration
Statement on Form S-1
                                                            Filed January 12,
2023
                                                            File No. 333-269205

       Dear Jaisim Shah:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Elizabeth Razzano